FORESTERS LIFE INSURANCE AND ANNUITY COMPANY
FIRST INVESTORS LIFE SEPARATE ACCOUNT E
VARIABLE UNIVERSAL LIFE INSURANCE POLICY
ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES PURSUANT TO
RULE 6e-3(T)(b)(12)(iii)

This document summarizes the administrative procedures that Foresters Life Insurance and Annuity Company will follow in connection with the issuance of its Variable Universal Life Insurance Policy (“Policy”), the transfer of assets held under the Policy, and the redemption by Policyowners of their interests in the Policy.

Unless otherwise indicated, defined terms have the same meaning given to them in the Variable Universal Life Insurance prospectus (“Prospectus”).  All cross-references refer to sections of the Prospectus containing additional information.

I.              Issuance Procedures

A. Underwriting Standards and Premiums
Before issuing a Policy, FLIAC conducts standard underwriting to determine the proposed Insured’s insurability (see “Policy Application Process”).  The minimum amount of the initial premium for the Policy is determined by the Policyowner’s age, gender, underwriting classification and the amount of insurance applied for.  Policyowners select a planned premium schedule regarding the amount and frequency of premium payments (see “Premiums”).

B. Initial Premium Payment
Initial premium payments are held in the General Account until a prospective Policyowner’s application is accepted (see “Policy Application Process”).

C. Right to Examine
Policyowners have time to review and cancel the Policy.  The length of time that a Policyowner has to cancel and the amount that he or she will receive upon cancellation varies by state.  At a minimum, Policyowners can cancel the Policy within 10 days after receipt and must return the Policy along with a written request for cancellation (see “Right to Examine”).

II.            Transfer Procedures

A. Transfers
Policyowners may transfer all or a portion of the value of their Subaccount and Fixed Account between any two or more Subaccounts and the Fixed Account by providing FLIAC with written notice or via telephone.  There is a limit of six transfers between two or more Subaccounts in any twelve-month period and a limit of one transfer either to or from the Fixed Account in any twelve-month period.  FLIAC charges a $10 fee for transfers in excess of four per Policy Year (see “Transfer of Unloaned Accumulation Value”).

B. Short Term and Excessive Trading
FLIAC limits reallocations to six per Policy Year and monitors Subaccount reallocations to prevent Policyowners from exceeding the annual limit on reallocations (see “Our Policies on Frequent Reallocations Among Subaccounts”).

C. Processing Transactions:
Transaction requests are processed as of the Business Day FLIAC receives them if they are received before 4 pm on that day.  Otherwise, they will be processed the next Business Day (see “Processing Transactions”).

III.           Redemption Procedures

A. Surrenders, Partial Surrenders and Withdrawals for Cash Value
A Policyowner may surrender the Policy at any time while the Insured is living for its Total Accumulation Value less the applicable surrender charge and any outstanding Policy loans and loan interest.  The amount payable will be the Net Surrender Value that FLIAC next computes after it receives the surrender request at its Administrative Office.  A Policyowner may request a partial surrender at any time after the first Policy anniversary (see “Surrenders and Partial Withdrawals”).

B. Payment of Death Benefit
FLIAC will pay the Death Benefit to the named Beneficiary at the death of the Insured.  The Death Benefit is the greater of the Basic Death Benefit or the Minimum Death Benefit.  Policyowners may elect between two options of the Basic Death Benefit.  Under the first option, the Basic Death Benefit is calculated as the Face Amount of the Policy on the date of the Insured’s death.  Under the second option, the Basic Death Benefit is calculated as the Face Amount of the Policy on the date of the Insured’s death plus the Total Accumulation Value on that date.  The Minimum Death Benefit is equal to the Total Accumulation Value divided by the net single premium per dollar of insurance.  The amount of the Death Benefit will depend upon the Face Amount of the Policy, the Death Benefit option elected, performance of the Subaccounts to which Policyowners allocate their assets, the interest earned on any allocations to the Fixed Account, any optional riders elected and the amount of any outstanding Policy loans (see “The Death Benefit”).

C. Lapse and Reinstatement
A Policy will terminate without value if on any Monthly Deduction Date the Net Surrender Value is insufficient to pay the Monthly Deduction due, except to the extent that the Monthly No Lapse Premium Guarantee, No Lapse Guarantee Grace Period or 61-day Policy Grace Period applies (see “Lapse”).  If the Policy terminates, a Policyowner may apply for reinstatement within three years of termination.  A Policy surrendered for cash may not be reinstated (see “Reinstatement”).

D. Right to Exchange
Policyowners may, under certain conditions, exchange the Policy for a permanent fixed-benefit life insurance policy (see “Right to Exchange Options”).

E. Policy Loans and Repayment
Policyowners may borrow up to 75% of the Surrender Value during the first three Policy Years and up to 90% of the Surrender Value after the first three Policy Years if they assign the Policy to FLIAC as sole security.  Policyowners may repay all or a portion of the loan at any time (see “Policy Loans”).

F. Payment and Deferment
FLIAC will usually pay the death benefit, Surrender Value or loan proceeds within seven days after it receives all required documentation.  However, FLIAC may delay payment if: (1) a recent payment by check has not yet cleared the bank (FLIAC will not wait more than 15 days for a check to clear); (2) FLIAC cannot determine the amount because the NYSE is closed for trading; or (3) the SEC determines that a state of emergency exists.  Under a Policy continued as Guaranteed Paid-Up Insurance, FLIAC may defer the payment of the Surrender Value or loan proceeds for up to six months. If FLIAC postpones the payment more than 10 days, it will pay interest from the date of receipt of the request to the date it makes payment (see “Payment and Deferment”).

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